SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

004854105***

(CUSIP Number)

Bireme Limited

c/o Codan Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1–1111

Cayman Islands

Telephone: (+1) (345) 945–3901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.
***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 004854105

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Bireme Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 17,540,000
	8	Shared Voting Power: 2,460,000
	9	Sole Dispositive Power: 17,540,000
	10	Shared Dispositive Power: 2,460,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 24.26%(2)
14	Type of Reporting Person (See Instructions): CO

(1)	Includes 129,770 ordinary shares and 6,623,410 American Depository Shares, each of which represents 3 ordinary shares (“ADSs”), held directly by Bireme Limited, in which Ritsuko Hattori-Roche has an 87.7% interest.
(2)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on March 29, 2013 (the “Form 6-K”).

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CUSIP No.: 004854105

1	Names of Reporting Persons Ritsuko Hattori–Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 19,085,000
	8	Shared Voting Power: 2,460,000
	9	Sole Dispositive Power: 19,085,000
	10	Shared Dispositive Power: 2,460,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,545,000(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 26.13%(4)
14	Type of Reporting Person (See Instructions): IN

(3)	Includes (i) 129,770 ordinary shares and 6,623,410 ADSs, each of which represents 3 ordinary shares, held directly by Bireme Limited, in which Ritsuko Hattori-Roche has an 87.7% interest, and (ii) 515,000 ADSs held directly by Catalonia Holdings LTD, a limited company, formed under the laws of Jersey, which is wholly-owned by Parador Trust, a Jersey Trust, for which Ritsuko Hattori–Roche is the grantor.
(4)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in the Form 6-K.

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EXPLANATORY NOTE

The following constitutes Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein; otherwise all items or responses not described herein remain as previously reported in the Schedule 13D. While the Reporting Persons determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d 5(b)(1), the Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As disclosed by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on March 29, 2013, the Issuer, through its wholly-owned subsidiary China DRTV, Inc., completed its previously negotiated transaction to purchase a total of 7,859,550 ordinary shares (equivalent to 2,619,850 American Depositary Shares (“ADSs”)) in the form of ordinary shares and ADSs from a limited number of former company employees and their affiliates (representing the entire shareholdings in the Issuer held by such individuals), following which the number of the Issuer’s outstanding ordinary shares was reduced to 82,439,960. As a result the foregoing transaction, the percentage of the class of securities beneficially owned by each Reporting Person materially changed. Accordingly, the information set forth on the cover pages of this Amendment No. 1 is incorporated herein by reference.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 29, 2013

Ritsuko Hattori-Roche

By:	/s/ Ritsuko Hattori-Roche

Bireme Limited

By:	/s/ Ritsuko Hattori-Roche
Name:	Ritsuko Hattori–Roche
Title:	Director